

Mail Stop 3561

December 1, 2008

Mr. Glen Southard
Interim President
MIP Solutions, Inc.
421 West Wakara
Suite 203
Salt Lake City, UT 84108

> **Re:** **MIP Solutions, Inc.**
> **Item 4.02 Form 8-K**
> **Filed November 26, 2008**
> **File No. 333-141927**

Dear Mr. Southard:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed November 26, 2008

1. Please disclose the date on which your current management team, following discussions with your Board of Directors and auditors, concluded that the previously issued financial statements should no longer be relied upon. Please also specifically state, if true, that the financial statements for the three months ended March 31, 2008 and the three and six months ended June 30, 2008 should

no longer be relied upon. Refer to the requirements of Item 4.02(a)(1) of Form 8-K.

2.   Please tell us in detail the nature of the error including how you previously accounted for the license arrangement, why your previous accounting method was incorrect, how you are correcting your accounting policy and why your revised accounting policy complies with GAAP. Also explain to us why the correction to your financial statements for the year ended December 31, 2007 does not also affect your financial statements for three months ended March 31, 2008 and the three and six months ended June 30, 2008. To the extent necessary, revise your disclosure to clarify the effect of the error on your financial statements for the interim periods. Also, please clarify your disclosure regarding the nature of error. For example, if you failed to record the fee for the acquisition of the license, please disclose that fact.

3.   Please tell us the useful life of the licensing asset and the basis for the assigned life. Refer to paragraphs 11-14 of SFAS 142. Please also tell us the method of amortization and whether you recognized amortization expense during the reporting periods. If not, tell us your basis for not doing so.

        As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter that provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. Please submit your response letter on EDGAR.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

        • the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Glen Southard
MIP Solutions, Inc.
December 1, 2008
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to me at (202) 551-3336. In my absence, you may direct your questions to William Thompson, Branch Chief, at (202) 551-3344.

Sincerely,

Adam Phippen
Staff Accountant